United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES REMAINING RESULTS

 FROM 2008 SAN JOSÉ DRILLING

SPOKANE, WA - January 09, 2009 - Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) today announced results received from drilling that was recently completed at the San José mine in southern Argentina. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) owned 51% by Hochschild Mining plc (“Hochschild”) (HOC.L: Reuters and HOC.LN: Bloomberg - London Stock Exchange) and 49% by Minera Andes.  Hochschild is the operator of MSC.    Infill and step-out drilling on several veins continues to indicate further potential to expand the areas of mineralization on the property. One of the highest-grade intercepts from this drilling campaign was in hole SJD-478 and encountered 30.92 grams per metric ton “g/t” (0.90 ounces per short ton “opt”) gold and 778 g/t (22.7 opt) silver over an intercept thickness of 1.56 meters (see table below).

Between August and December 2008, 46 core holes totaling 11,278 meters were completed as part of the 2008 drilling program in which a total of 18,694 meters were drilled on the Frea, Odin, Ayelen and Kospi veins. These high-grade gold/silver veins were discovered in late 2005 through reconnaissance drilling of blind geophysical targets. A NI 43-101 technical report is underway to update the reserves and resources at San José.   This technical report will reflect approximately 27,478 meters of drilling covering the 12 month period that occurred between June 30, 2007 and June 30, 2008 but will not contain the results that are the subject of this news release.  The report is anticipated to be completed in the first quarter of 2009 upon receipt of technical information to be provided by MSC. The results described in this news release are expected to be part of another technical report due out later this year that will reflect drilling results to year end 2008.

The majority of the 2008 drilling has been concentrated on the Odin and Ayelén veins covering approximately 2.8 kilometers of strike length along these open-ended mineralized veins. Drilling completed last year extended the known mineralization along the Odin and Ayelén vein trends for 1,000 meters along strike – or a 64% increase from the discovery drilling in 2005.  The drill results presented here focused on the Odin vein and a subsidiary structure at the Frea vein. Several holes were also drilled on the Kospi, Frea and Huevos Verde veins.

The development and discovery of new mineralization demonstrates the large mineral potential of the San José property where more than 40 kilometers of vein-trend target is currently known to exist, of which less than 15% has been explored to date.

Odin Vein

During the 2008 campaign 37 holes have been completed on the Odin vein (bringing the total to 88 holes) along approximately 1600 meters along the strike of the vein, to a depth of approximately 200 meters. Highlights of the program included the identification of massive and banded quartz veining with disseminated pyrite and argillic alteration. The Odin vein remains open to the west along strike and to depth.

The highest-grade intercept was in hole SJD-478 (described above). Hole SJD-483 intercepted 2.12 meters of 6.91 g/t (0.20 opt) gold and 486 g/t (14.2 opt) silver (SJD-483).

Frea Vein

The Frea vein is located 2 kilometers northeast of the Huevos Verdes vein, and both veins are currently being mined on several levels. The drill results presented here are for veins subsidiary to the main Frea vein which is currently in production (see table below for results).

2008 Drilling Results from July 31 to December 31, San José Project
Drill Hole/Vein	From (meters)	To (meters)	Interval* (meters)	Au (g/t)	Ag (g/t)
SJD-478 ODIN	122.44	124.00	1.56	30.92	778
SJD-479 FREA**	185.10	185.58	0.48	3.67	163
	210.69	212.20	1.51	7.84	52
	224.24	224.54	0.30	5.07	499
	227.78	228.12	0.34	3.23	104
SJD-480 ODIN	182.90	183.26	0.36	<0.15	9
SJD-481 ODIN	No vein encountered
SJD-482 ODIN	172.80	174.65	1.85	18.69	1,506
SJD-483 ODIN	132.25	133.50	1.25	3.91	280
	251.73	253.85	2.12	6.91	486
SJD-484 FREA **	203.80	204.50	0.65	10.30	1176
SJD-485 FREA **	251.50	252.05	0.55	0.20	17
SJD-486 FREA**	No vein encountered
SJD-487 ODIN	No vein encountered
SJD-488 ODIN	249.2	249.6	0.40	<0.15	3
SJD-489 ODIN	184.30	184.74	0.44	9.27	946
SJD-490 KOSPI	110.44	110.90	0.46	<0.15	<2
	155.15	155.45	0.30	<0.15	<2
	166.30	166.60	0.30	<0.15	<2
SJD-491 FREA* *	196.26	197.10	0.84	No results reported
SJD-492 ODIN	220.46	221.25	0.79	1.50	115
	300.27	302.02	1.75	1.13	59
SJD-493 ODIN	240.48	243.45	2.97	<0.15	<2
SJD-494 ODIN	225.10	225.40	0.30	10.90	92
	302.00	302.60	0.60	<0.15	<2
SJD-495 ODIN	252.50	255.20	2.70	6.03	952
SJD-496 FREA	170.45	172.65	2.2	1.63	193
SJD-497 ODIN	267.00	268.45	1.45	<0.15	<2
SJD-498 FREA**	132.25	132.90	0.65	1.43	108
	140.20	140.55	0.35	1.40	113
(Frea vein)	149.10	154.20	5.10	2.84	203
	224.15	225.00	0.85	21.73	1502
SJD—499 ODIN	174.95	175.55	0.60	2.10	45
SJD-500 ODIN	300.00	300.30	0.30	<0.15	<2
SJD-501 ODIN	259.35	261.42	2.07	0.97	42
SJD-502 HV OESTE	130.67	130.97	0.30	<0.15	<2
SJD-503 FREA**	220.85	223.60	2.75	6.63	837
	239.25	240.60	1.35	2.33	116
SJD-504 HV SUR	119.58	120.58	1.00	<0.15	<2
SJD-505 HV SUR	90.40	90.77	0.37	<0.15	5
SJD-506 FREA	89.77	91.23	1.46	1.53	319
	215.58	216.43	0.85	0.70	89

SJD-507 HV NORTE	89.03	94.15	5.12	<0.15	<2
	96.00	99.86	3.86	0.22	71
SJD-508 HV NORTE	178.55	179.20	0.65	<0.15	<2
SJD-509 E. FREA/KOSPI	99.80	100.15	0.35	<0.15	3
	144.00	145.55	0.55	<0.15	<2
SJD-510 E. FREA/KOSPI	201.70	202.25	0.55	<0.15	<2
SJD-511 E. FREA/KOSPI	134.70	135.90	1.20	<0.15	8
SJD-512 E. FREA/KOSPI	127.15	128.20	1.05	<0.15	<2
	186.20	186.95	0.75	<0.15	<2
SJD-513 E. FREA**	100.05	103.50	3.45	0.99	57
SJD-514 KOSPI	111.90	112.65	0.75	<0.15	<2
	135.45	135.80	0.35	<0.15	<2
SJD-515 AYELEN	232.90	235.75	2.85	<0.15	<2
	245.30	259.30	14.00	<0.15	<2
SJD-516 KOSPI/FREA	No vein encountered
SJD-517 KOSPI	190.50	193.40	2.90	<0.15	<2
SJD-518 AYELEN	No vein encountered
SJD-519 KOSPI	NIL
SJD-520 AYELEN	85.50	86.50	1.00	0.47	82
SJD-521 FREA	No vein encountered
SJD-522 ODIN	159.40	160.25	0.85	0.20	34
	267.40	268.40	1.00	<0.15	<2
SJD-523 HV OESTE	108.75	109.30	0.55	<0.15	<2

*All of the drill holes are angle holes. True thickness of the vein is undetermined. ** Subsidiary vein

Assay results were reported to Minera Andes by MSC, which is the operating company for the San José joint venture.  Assay results for the drilling were reviewed by Brian Gavin, Minera Andes’ Vice President, Exploration, who is a qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina S.A. in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a scoping study is underway. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc. For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain "forward-looking statements", which may include, but are not limited to, statements regarding the Company's strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.  We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.  Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  January 12, 2009